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                            January 30, 2023

       Ryan Preblick
       Chief Financial Officer
       Indivior PLC
       234 Bath Road, Slough, Berks, SL1 4EE
       United Kingdom

                                                        Re: Indivior PLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form 20-F
                                                            Submitted January
18, 2023
                                                            CIK No. 0001625297

       Dear Ryan Preblick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 20-F submitted on January 18, 2023

       Item 4.B. Business Overview
       Long Term Pipeline, page 80

   1. We note your response to prior comment 15. Please revise the footnotes below the pipeline table to
correspond to the product candidates shown in the table. For example, the first row lists
AEF0117 but the corresponding footnote lists Addex Therapeutics.
                                                        Additionally, please
revise the heading    Brand/Product Name    so that it does not imply
                                                        that your product
candidates are likely to be approved.
   2. We note your response to prior comment 17, which we reissue in part. You continue to state on page 81 that
the Phase 1 study of INDV-2000 demonstrated    good safety.
 Ryan Preblick
Indivior PLC
January 30, 2023
Page 2
      Please revise this statement and any similar statements that imply that your product candidates are safe as such determinations are made solely by the FDA and comparable foreign regulators.
Cannabis Use Disorder, AEF0117 Synthetic CB1 Specific Signaling Inhibitor, page
81

3. We note your response to prior comment 14 and reference to your "double-digit" royalty obligation. In order to provide investors with material information concerning your agreement with Aelis Farma, please revise your disclosure to specify the royalty rate or
      range not to exceed ten percent (for example,    low-teen    or
high-teen   ).

      We also note your response to prior comment 18, which we reissue. You state here that you are developing AEF0117 as part of a strategic collaboration with Aelis Farma.
      Disclose here the upfront payment and any other payments made to date. You also state
      that you are developing INDV-2000 in    partnership    with C4X Discovery
and INDV-
      1000 in "partnership" with Addex Therapeutics. Disclose here the material terms of your agreements with C4X and Addex Therapeutics, including upfront payments and any other payments made to date, milestone payments segregated by development and commercial milestones, term and termination provisions. Please file the agreements with C4X and
      Addex Therapeutics as exhibits to your registration statement or tell us why you believe such filing is not required.
Exhibits

4. Please file as exhibits the service agreements between the company and the executive directors or, alternatively, explain why such filing is not required. Please see Item
      601(b)(10)(ii)(A) for guidance.
       You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan Preblick
                                                          Division of
Corporation Finance
Comapany NameIndivior PLC
                                                          Office of Life
Sciences
January 30, 2023 Page 2
cc:       Michael Levitt, Esq.
FirstName LastName